SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2005

_________

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange informing of a press release, dated October 24, 2005, entitled, “Telefónica Honored with Award for Good Corporate Governance Practices.&3148;

Item 1

Telefónica de Argentina S.A.

Buenos Aires, October 25, 2005.

Messrs.
 Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Press Release

Dear Sirs,

I welcome this opportunity to write to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in order to attach a press release dated October 24, 2005, informing that an award has been granted to the Company due to its Good Corporate Governance Practices.

Yours sincerely,

Signature of Dr. Pablo Llauró, Attorney

Telefónica S.A

Press Release

10-24-05

TELEFÓNICA HONORED WITH AWARD FOR GOOD CORPORATE
GOVERNANCE PRACTICES

     • The award was granted by Centro para la Estabilidad Financiera [Center for Financial Stability] (CEF).

Buenos Aires, October 24, 2005.- Telefónica de Argentina, the business line of basic and public telephony services, Internet access and telephone directories of Telefónica Group has been honored for its Good Corporate Governance Practices with the relevant annual award granted by the Centro para la Estabilidad Financiera (CEF).

Telefónica de Argentina S.A. ranked second in the Transparency and Disclosure Index designed by CEF, a non-for-profit organization, the purpose of which is assessing companies’ corporate governance quality and transparency.

In Argentina, the introduction of Good Governance Practices was implemented following a parliamentary resolution, through the so called Public Offer Transparency Regime foreseen by Decree 677/01. Telefónica de Argentina sets apart from other companies as far as good governance practices development is concerned because it has put in place additional practices which go beyond those expressly set forth under the abovementioned rule.

Among the Good Corporate Governance Practices implemented by Telefónica in compliance with Decree 677/01, we can mention the setting up of an Audit Committee, mostly made up of independent directors, the purpose of which is exercising accounting and financial surveillance over the company’s operations and judging whether the agreements entered with related parties conform to market conditions. Moreover, Telefónica has developed other practices, such as setting up a Disclosure Committee which receives, classifies and analyzes all corporate information in order to determine which information should be communicated to the markets, issuing Securities-Related Management Regulations intended for restricting operations related to corporate bonds of Telefónica Group by top managers, issuing Ethic Regulations for Financial and Accounting Areas providing action guidelines to be followed by those in charge of such areas, issuing Regulations-related Information to Markets intended for placing Telefónica at the forefront of market transparency, introducing a Good Corporate Governance section in Telefónicas’s Web home page, just to name a few.

The two most recent actions implemented by Telefónica assisting in developing good corporate governance policies include introducing a report channel and informant protection procedures, through which employees may provide information on possible irregularities affecting accounting, internal financial information control systems or accounts auditing of the Company or its Group; and issuing the Manual of Ethical Rules detailing the fundamentals on which the company’s members should base and focus their behavior, either within the company or towards customers and third parties. These actions derive from US law requirements, since Telefónica is listed on the New York Stock Exchange.

Good Corporate Governance allows companies to take the necessary measures and help investors and people in general to regain their trust, which requires a process of review of laws, institutions and mechanisms ruling the financial markets and corporate governance.

For further details
External Communications
 Av. I. Huergo 723 19 Floor Zip Code 1107AOH
Buenos Aires, Argentina

Phone: 4332-2051
Fax: (54-11) 4303-5586 ext. 4960
E-Mail: prensa@telefonica.com.ar
http://www.telefonica.com.ar/saladeprensa

Telefónica S.A

About the Centro para la Estabilidad Financiera

By the end of the year 2002, the “Centro para la Estabilidad Financiera” was organized in order to assist in analyzing, discussing and eventually issuing public policies in connection with the financial system. Initially, the focus was placed on Argentina, but as time went by it started to participate in financial issues of regional scope.

CEF intends to assist public and private sectors in the following areas:

•	in-depth exploration and innovation of financial brokerage
•	strengthening of institutions and their worldwide networking
•	adjustment of good international practices into the local arena
•	implementation of financial system regulation and supervision based on risks
•	streamlining of local laws
•	overcoming of transparency standards

CEF is legally organized as a Foundation, and therefore it is a non-for-profit organization. The founding members thereof were Mercado a Término de Rosario (ROFEX – Rosario Forward Market) and Instituto Argentino de Ejecutivos de Finanzas [Argentine Institute of Finance Executives] (IAEF).

CEF is run on multisided management and it is not affiliated to any political party whatsoever. It is focused on streamlining financial systems with a strategic, comprehensive and independent vision.

Signature of Dr. Pablo Llauró

For further details
External Communications
 Av. I. Huergo 723 19 Floor Zip Code 1107AOH
Buenos Aires, Argentina

Phone: 4332-2051
Fax: (54-11) 4303-5586 ext. 4960
E-Mail: prensa@telefonica.com.ar
http://www.telefonica.com.ar/saladeprensa

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: November 1, 2005	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel